UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

IMPERIAL SUGAR COMPANY

(Exact name of registrant as specified in its charter)

Commission File No.: 005-39663

TEXAS	74-0704500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Imperial Square 8016 Highway 90-A, P.O. Box 9 Sugar Land, Texas	77487-0009
(Address of principal executive offices)	(Zip code)

(281) 491-9181

(Registrant’s telephone number, including area code)

With copies to:

Steven J. Williams

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

8016 Highway 90-A, P.O. Box 9

Sugar Land, Texas 77487-0009

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about June 1, 2012, to holders of common stock, without par value (“Common Stock”), of Imperial Sugar Company, a Texas corporation (the “Company,” “Imperial Sugar,” “we,” “us,” or “our”). You are receiving this Information Statement in connection with the possible election of persons designated by Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation (“Merger Sub” or the “Offeror”), and a direct wholly owned subsidiary of LD Commodities Sugar Holdings LLC, a Delaware limited liability company (“Parent”), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”). All of the limited liability company interests in Parent are owned, directly or indirectly, by Louis Dreyfus Commodities LLC, a Delaware limited liability company (“LDC”). The business address for each of LDC, Parent and Merger Sub is 40 Danbury Road, P.O. Box 810, Wilton, CT 06897-0810 and the business telephone number of each of LDC, Parent and Merger Sub is (203) 761-2000.

On May 1, 2012, the Company, Merger Sub and Parent, entered into an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub commenced a tender offer (the “Offer”) to purchase all outstanding Common Stock (which include any Common Stock subject to vesting conditions (such shares, the “Restricted Shares”)) and any rights associated (the “Rights”) with the Common Stock issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of December 31, 2002 (as amended by that certain Amendment to Rights Agreement, dated as of October 10, 2008, and further amended by the Second Amendment to the Rights Agreement, dated as of May 1, 2012), between the Company and The Bank of New York, as rights agent (each share of Common Stock (including Restricted Shares) and any associated Rights are referred to herein as a “Common Share,” and, the holders of such Common Shares, “Shareholders”), for $6.35 per Common Share, net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”) of Offeror and in the applicable letter of transmittal, copies of which were mailed to the Shareholders of the Company and which were filed as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the U.S. Securities and Exchange Commission (the “SEC”), by LDC, on May 11, 2012.

The Merger Agreement provides, among other things, that following the consummation of the Offer, the issuance of Common Shares pursuant to the top-up option granted to the Offeror in the Merger Agreement, if applicable, and subject to the satisfaction or waiver of each of the other applicable conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Texas Business Organizations Code (the “TBOC”), Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Common Share that is outstanding immediately prior to the effective time of the Merger, other than Common Shares owned (or held in treasury) (i) by Parent, Offeror, the Company or any of their respective wholly owned subsidiaries or (ii) by any Shareholder of Imperial Sugar who is entitled to and properly exercises dissent and appraisal rights under the TBOC, will be cancelled and converted into the right to receive the Offer Price without interest and subject to deduction for any applicable withholding taxes. A copy of the Merger Agreement was filed as Exhibit (d)(1) to the Schedule TO filed by LDC on May 11, 2012, and which is incorporated herein by reference.

The total amount of funds required by Parent and Merger Sub to consummate the Offer and purchase all outstanding Common Shares in the Offer and to provide funding in connection with the Merger is approximately $80 million, plus related fees and expenses. LDC, the indirect parent company of Merger Sub, will provide Merger Sub with sufficient funds to purchase all Common Shares validly tendered in the Offer and will provide funding for the acquisition of the remaining Common Shares in the Merger. LDC expects to fund such cash requirements from its available cash on hand and / or cash generated from general corporate activities, including the issuance of commercial paper in the ordinary course of business. The Offer is not subject to any financing condition. LDC, the parent company of Parent, has provided the Company with a guaranty for the performance of Merger Sub and Parent’s obligations under the Merger Agreement, including the Offer, up to an aggregate amount of $150,000,000. A copy of the guarantee agreement was filed as Exhibit (d)(8) to the Schedule TO.

The Offer, the Merger and the Merger Agreement are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), which was filed by the Company with the SEC on May 11, 2012, and in the Tender Offer Statement and Offer to Purchase, which was filed by LDC with the SEC on May 11, 2012, both of which were mailed to Shareholders of the Company on May 11, 2012.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Merger Agreement, the Offeror commenced the Offer on May 11, 2012. The Offer is currently scheduled to expire at 9:00 a.m., New York City time, on June 11, 2012, unless extended.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

The information contained in this Information Statement concerning Parent, Offeror and their director designees has been furnished to the Company by Parent and LDC and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

All Common Shares are entitled to vote together as a single class at a meeting of the Shareholders of the Company. The Company has not issued any shares of preferred stock, without par value (“Preferred Stock”). The following table sets forth per class, the number of authorized shares and the number of shares outstanding as of the close of business on May 30, 2012.

Class of Security	Authorized Shares	Shares Outstanding
Common Stock	50,000,000	12,241,530
Preferred Stock	5,000,000	—

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

The Merger Agreement provides that if the Offeror accepts for payment any Common Shares pursuant to the Offer, and subject to compliance with applicable law and the applicable Marketplace Rules of the NASDAQ Stock Market LLC (“NASDAQ”), Merger Sub will become entitled to designate such number of members, rounded up to the next whole number, of the Board of Directors as is equal to the product of (i) the total number of directors on the Board of Directors (after giving effect to the directors designated by Merger Sub pursuant to the Merger Agreement) multiplied by (ii) the percentage that the aggregate number of Common Shares at such time beneficially owned by Parent, Merger Sub and any of their affiliates bears to the total number of Common Shares then issued and outstanding. The Company will also, subject to applicable law, cause individuals designated by Merger Sub to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board.

The Company is obligated to take all actions necessary to effect the foregoing, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, including promptly increasing the size of its Board of Directors, securing the resignations of one or more incumbent directors and/or filling any vacancies so created with Merger Sub’s designees. Notwithstanding the foregoing, following the appointment of Merger Sub’s designees and until the effective time of the Merger, the Company will cause the Board of Directors to maintain at least three directors who are currently members of the Board of Directors, are not officers, directors or employees of Parent, Merger Sub or any of their affiliates and who are independent directors as defined by Rule 5605(a)(2) of the NASDAQ Market rules and for purposes of Rule 10A-3 under the Exchange Act.

Pursuant to the Merger Agreement, if Merger Sub’s designees constitute a majority of the Board of Directors, and until the Merger is consummated, the approval of a majority (or in the case where there are two or fewer, all) of such independent directors will (in addition to the approval rights of the Board of Directors or the Shareholders as may be required by the Company’s organizational documents or applicable law) be required in order to (i) amend, modify or terminate the Merger Agreement, (ii) extend the time for performance of any of the obligations or other acts of Parent or the Offeror under the Merger Agreement, (iii) exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, (iv) amend the Company’s organizational documents in a manner that adversely affects or would reasonably be expected to adversely affect the Shareholders (other than Parent, Merger Sub or any other direct or indirect subsidiary of Parent (together with Parent and Merger Sub, the “Parent Affiliates”), (v) make any Adverse Change Recommendation (as defined in the Merger Agreement) or (vi) take any other action of the Board of Directors under or in connection with the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the holders of Common Shares (other than any Parent Affiliates). The foregoing summary of the provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Merger Sub’s Designees

Merger Sub has informed the Company that promptly following its payment for Common Shares pursuant to the Offer, Merger Sub will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Merger Sub has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Merger Sub, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of Merger Sub to the Board have held the office and principal occupation identified below for not less than five years.

Name	Age	Present Principal Occupation or Employment and Employment History
Paul Akroyd	49	Since June 2008, Mr. Akroyd has been Sugar Platform Head for Louis Dreyfus Commodities Suisse S.A. From August 2003 to May 2008, Mr. Akroyd served as the Coffee Platform Head for Louis Dreyfus Commodities Suisse S.A.

Robert G. Eckert	35	Since April 2012, Mr. Eckert has been a Vice President of Merger Sub. Since August 2010, Mr. Eckert has been (i) Vice President and Chief Financial Officer of LD Commodities Sugar Holdings LLC and (ii) Manager, Vice President and Chief Financial Officer of Louis Dreyfus Commodities LLC. Mr. Eckert also holds the following positions with LDC Holding Inc.: (i) Vice President and Chief Financial Officer since September 2010 and (ii) a Director since June 2008. His prior positions with LDC Holding Inc. were President from June 2008 to September 2010 and Vice President from December 2007 to June 2008. From June 2008 to December 2010, Mr. Eckert was Director, Vice President and Chief Financial Officer of Louis Dreyfus Corporation, and from July 2007 to June 2008, he was its Vice President and Chief Accounting Officer. From September 2006 to June 2007, Mr. Eckert was Director of Financial Reporting and Director of Internal Audit for MxEnergy Inc.

Michael Andrew Gorrell	40	Since July 2008, Mr. Gorrell has been the Global Sugar Trading Manager for Louis Dreyfus Commodities Suisse S.A. From August 2007 to June 2008, Mr. Gorrell was the Sugar Trading Manager for Louis Dreyfus Commodities S.A. From July 2002 to January 2007, Mr. Gorrell was the Raw Sugar Trading Manager for Cargill International S.A., Geneva.

H. Thomas Hayden Jr.	43	Since April 2012, Mr. Hayden has been a Director and a Vice President of Merger Sub. Since August 2010, Mr. Hayden has been Vice President and Chief Operating Officer of each of LD Commodities Sugar Holdings LLC and Louis Dreyfus Commodities LLC. Since September 2010, Mr. Hayden has been Vice President and Chief Operating Officer of LDC Holding Inc. From June 2008 to December 2010, Mr. Hayden was Vice President and Chief Operating Officer of Louis Dreyfus Corporation, and from August 2005 to June 2008, he was a Vice President of Louis Dreyfus Corporation.

Name	Age	Present Principal Occupation or Employment and Employment History

Jan-Mikael Mörn	38	Since April 2012, Mr. Mörn has been a Director and the President of Merger Sub. Since March 2012, Mr. Mörn has been (i) a Vice President of LD Commodities Sugar Holdings LLC, (ii) Manager, President and Chief Executive Officer of Louis Dreyfus Commodities LLC and (iii) Director, President and Chief Executive Officer of LDC Holding Inc. Prior to that, Mr. Mörn served as Chief Operating Officer of Louis Dreyfus Commodities Asia Pte Ltd from August 2009 to March 2012 and Chief Executive Officer of Louis Dreyfus Commodities (Beijing) Trading Co., Ltd. from October 2007 to August 2009. From November 2004 to October 2007, Mr. Mörn was Deputy General Manager of Louis Dreyfus Commodities (Beijing) Trading Co., Ltd.

David S. Rossen	31	Since April 2012, Mr. Rossen has been a Vice President of Merger Sub. Since August 2010, Mr. Rossen has been President and Chief Executive Officer of LD Commodities Sugar Holdings LLC. His prior positions were with Louis Dreyfus Corporation as (i) Regional Manager North America— Sugar from March 2009 to November 2010, (ii) Proprietary Trading Manager—Sugar from September 2008 to March 2009 and (iii) Senior Trader—Sugar from December 2006 to September 2008.

Based on the present principal employment and employment history of the designee directors listed above, which includes broad experience in the purchase and sale of commodities, sugar operations, corporate and commercial finance and accounting, and the operation and management of global businesses, Parent and Merger Sub believe each of the designee directors is qualified to serve on the Board.

Merger Sub has advised the Company that, to the best of its knowledge, none of Merger Sub’s designees to the Board has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Merger Sub has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Merger Sub has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Merger Sub’s designees will assume office as promptly as practicable following the purchase by Offeror of Common Shares pursuant to the Offer, which cannot be earlier than 9:00 a.m., New York City time, on June 11, 2012, and that, upon assuming office, Merger Sub’s designees will constitute at least a majority of the Board. To the extent the Board will consist of persons who are not nominees of Merger Sub, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

BOARD OF DIRECTORS

The Board currently consists of seven directors: James J. Gaffney (Chairman), Ronald C. Kesselman, Gaylord O. Coan, David C. Moran, John E. Stokely, John K. Sweeney and John C. Sheptor.

Set forth below are the names of the current directors, their ages as of May 30, 2012, and their existing positions.

Name	Age	Position
James J. Gaffney	71	Chairman of the Board
Ronald C. Kesselman	69	Director
Gaylord O. Coan	76	Director
David C. Moran	54	Director
John E. Stokely	58	Director
John K. Sweeney	59	Director
John C. Sheptor	54	President, Chief Executive Officer, Director

Biographical information relating to each of the directors is set forth below:

James J. Gaffney has been a director of the Company since August 2001 and has served as chair of the Board of Directors since February 2003. From 1997 to 2003, Mr. Gaffney served as a consultant to private investment funds affiliated with Goldman, Sachs & Co. in relation to investments by those funds in Viking Pacific Holdings Ltd. and Vermont Investments Limited, both New Zealand-based diversified holding companies. Mr. Gaffney has been a director of Armstrong World Industries since 2006, SCP Pool Corporation since 1998, Beacon Roofing Inc. since 2004 and C&D Technologies, Inc. since December 2010. He also served as a director of World Color Press Inc. from 2009 until 2010. Mr. Gaffney has held a number of leadership positions in businesses in a variety of industries. In these roles, he developed broad experience in operations, financial and corporate matters which, along with his directorships in other companies, enable him to play a key role in all matters involving the Board, including serving as chair of the Board of Directors and of the Nominating and Corporate Governance Committee. Mr. Gaffney received a B.B.A. in accounting from St. John’s University and an M.B.A. from New York University.

Ronald C. Kesselman has been a director of the Company since October 2008. Mr. Kesselman is currently a consultant, and has more than 40 years business experience, including a number of roles in the food and consumer products industries. Previously, he served as Chairman and Chief Executive Officer of Elmer’s Products, Inc., a manufacturer of glues and adhesives, from 1995 to 2003, and before his service at Elmer’s Products, Inc., he served in executive roles with Borden Inc. and Mattel Corporation. Mr. Kesselman has served on the Board of Directors of the Inventure Group, Inc. since 2008 and of New Page Corporation since 2010. He also served on the Board of Directors of American Italian Pasta Co. from 2007 until 2010. Mr. Kesselman has held leadership positions in a variety of consumer products businesses, and served as a director of other companies. This broad based executive experience enables him to provide the Board with valuable perspective and insight into numerous operational, financial and risk management issues and strategies. Mr. Kesselman received a B.S. in economics from the University of Wisconsin and an M.B.A. from Northwestern University.

Gaylord O. Coan has been a director of the Company since August 2001. Mr. Coan was Chairman of the Management Executive Committee and Chief Executive Officer of Gold Kist Inc., the nation’s second largest poultry processing company from 1995 until his retirement in 2001. He has been a director of Cotton States Life Insurance Company since 1996. Mr. Coan brings to the Board an in-depth knowledge of agricultural commodities, which is beneficial to the Board in light of the Company’s commodity sourcing and hedging activities. Mr. Coan has extensive operational and accounting experience, which enables him to provide valuable insights regarding the Company’s business and customer-supplier relationships and helps qualify him to serve as chair of the Audit Committee. Mr. Coan received a B.S. in agricultural economics from the University of Georgia.

David C. Moran has been a director of the Company since December 2005. Mr. Moran is currently the Executive Vice President of H.J. Heinz Company, a food company, and President & CEO of Heinz Europe. Before assuming this role in August 2009, Mr. Moran was the President & CEO of Heinz North America. He joined Heinz in 1998 as Vice President, Sales for Heinz USA. He was with The Clorox Company from 1984 to 1998 in various sales-related and executive positions. Mr. Moran’s background in food-related businesses, including those that utilize sweeteners, provides the Board with a unique perspective on strategy and a variety of operational matters, including sales, marketing, customer service and food quality and security. His international experience has also proven valuable as the Company explores opportunities with non-U.S. suppliers, customers and potential business partners. Mr. Moran received a B.S. in business from the University of Louisville and completed an advanced management program at Harvard University.

John E. Stokely has been a director of the Company since October 2008. Mr. Stokely is currently retired. From August 1999 until his retirement in 2007, Mr. Stokely served as President of JES, Inc. an investment and consulting firm providing strategic and financial advice to companies in various industries. Mr. Stokely has been a director of ACI Worldwide, Incorporated since 2000 and SCP Pool Corporation since 2003. He also was a director of O’Charley’s from 2004 through 2008 and Performance Food Group from 1998 through 2008. Mr. Stokely’s experience as former Chairman, Chief Executive Officer and President of Richland Holdings, Inc., a large food distribution and retail grocery store company, and in providing strategic and financial advice to companies engaged in a variety of industries, including the food industry, as well as his history of service as a director of other companies, enable him to bring unique insights to the Board on strategy and a variety of issues impacting the Company. As a result of Mr. Stokely’s knowledge of finance and accounting, he is an “audit committee financial expert” as defined by the SEC rules. Mr. Stokely’s experience in providing strategic advice to companies also enables him to serve as the chair of the Operational Safety Committee and the Operations Committee (which was dissolved by the Board on February 2, 2012). Mr. Stokely received a B.A. in accounting from the University of Tennessee.

John K. Sweeney has been a director of the Company since August 2001. Mr. Sweeney is currently a partner in Realm Partners LLC, an investment management company. Mr. Sweeney was, until November 2008, a Managing Director of Barclays Capital, where he was involved in high yield, distressed and special situation investments. Prior to joining Barclays Capital, Mr. Sweeney was with Lehman Brothers and predecessor firms from 1974 to 2008. Mr. Sweeney brings to the Board extensive experience in corporate finance, strategic and accounting matters and provides the Board with valuable insights into the operation of capital markets and opportunities for strategic utilization of such markets. His experience in executive compensation matters enables him to serve as the chair of the Executive Compensation Committee. Mr. Sweeney received a B.A. in business administration from Saint Michael’s College and an M.B.A. from New York University.

John C. Sheptor was appointed President, Chief Executive Officer and a director in January 2008. Mr. Sheptor joined the Company as Executive Vice President and Chief Operating Officer in February 2007. Prior to joining the Company, from 2005 to 2007 Mr. Sheptor held the position of Deputy Director for the Supply Chain Management System initiative funded under President Bush’s Emergency Plan for HIV/AIDS Relief in Washington, D.C. Previously, he was Executive Vice President of Merisant Worldwide, Inc., the distributor of Equal®, from 2001 to 2004, where he led all global operations, including manufacturing, research and development and information technologies. Prior to that position, he held general management, supply chain and manufacturing positions for Monsanto Company with a substantial international focus. The Board selected Mr. Sheptor to serve as a director because he is the Company’s President and Chief Executive Officer. Since his appointment, Mr. Sheptor has applied his extensive operational and agricultural commodity experience in manufacturing and supply chain functions that was acquired in government service and positions with international manufacturing businesses, to his service on the Board. He also brings to the Board experience in new product development and joint venture management, and provides insight into the global sweetener industry. Mr. Sheptor received a B.S. in chemical engineering from Rensselaer Polytechnic Institute and an Executive M.B.A. from Tulane University.

Director Independence

Rules promulgated by the SEC and the listing standards of NASDAQ require that a majority of our directors be independent directors. Our Board of Directors has adopted as categorical standards NASDAQ independence standards to provide a baseline for determining independence. Under these criteria, our Board of Directors has determined that the following members of our Board of Directors are independent: James J. Gaffney; Ronald C. Kesselman; Gaylord O. Coan; David C. Moran; John E. Stokely and John K. Sweeney.

The Company limits the number of public company boards on which an independent director may serve to five in total (including service on the Board). If the independent director has a full time executive position, service on other public company boards is limited to three in total (including service on the Company’s Board). Directors shall inform the Nominating and Corporate Governance Committee prior to joining the board of another public company so that it may ensure there are no conflict issues. The Company’s independent directors may not serve on more than two other public company audit committees in addition to that of the Company without the consent of the Nominating and Corporate Governance Committee.

Board of Directors; Committees

The Board currently has a policy of separating of the roles of Chief Executive Officer and chair of the Board of Directors. With the roles of chair and Chief Executive Officer being separate, the Company does not have a lead Independent Director. The Board of Directors has an independent chair, Mr. Gaffney, who has authority, among other things, to call and preside over Board meetings, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the Board. Accordingly, the Board chair has substantial ability to shape the work of the Board. The Board believes that separation of the positions of Board chair and Chief Executive Officer reinforces the independence of the Board in its oversight of the business and affairs of the Company. In addition, the Board believes that having an independent Board chair creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the Board to monitor whether management’s actions are in the best interests of the Company and its Shareholders. As a result, the Board believes that having an independent Board chair enhances the effectiveness of the Board as a whole and is an appropriate leadership structure for the Company.

Board Meetings. The Board of Directors met 11 times during the fiscal year ended September 30, 2011. Directors are expected to attend all Board meetings and the Annual Meeting of Shareholders. All members of the Board of Directors attended the 2011 Annual Meeting of Shareholders. All current directors attended at least 90% of their Board meetings and committee meetings which they were eligible to attend. At intervals between formal meetings, members of the Board of Directors and each committee are provided with information regarding the operations of the Company and are consulted on an informal basis with respect to pending business. Such consultation may lead to Board or committee action between meetings being taken by unanimous written consent.

Executive Sessions of Our Non-Management Directors. Executive Sessions of the non-management directors are regularly scheduled at each board meeting. The Chair leads each Executive Session and is responsible for leading and facilitating the agenda and discussions. The non-management directors of our Board of Directors met in regularly scheduled executive sessions that excluded members of the management team at every regular meeting of the Board of Directors held in 2011. Shareholders and other interested persons may contact our non-management directors in writing by mail c/o Imperial Sugar Company, P.O. Box 9, Sugar Land, Texas 77487-0009, Attn: Non-Management Directors. All such letters will be forwarded to our non-management directors.

The Board of Directors has four standing committees: Audit, Executive Compensation, Nominating and Corporate Governance and Operational Safety. The Board dissolved the Operations Committee, which had previously been one of the Board’s standing committees, on February 2, 2012. The Board also formed a Special

Investigative Committee on October 5, 2011. The following chart sets forth the current membership of each standing Board committee and the number of meetings held by such committee during the fiscal year ended September 30, 2011. The Board reviews and determines the membership of the committees at least annually.

Committee	Position	Number of Meetings
Audit Committee	Gaylord O. Coan (Chairman) Ronald C. Kesselman John E. Stokely	8

Nominating and Corporate Governance Committee	James J. Gaffney (Chairman) Ronald C. Kesselman[1]	8

Executive Compensation Committee	John K. Sweeney (Chairman) Gaylord O. Coan James J. Gaffney David C. Moran	6

Operations Committee[2]	John E. Stokely (Chairman) Gaylord O. Coan	27

Operational Safety Committee	John E. Stokely (Chairman) Ronald C. Kesselman David C. Moran	10

Special Investigative Committee (Formed in October 2011)	John E. Stokely (Chairman) Ronald C. Kesselman John K. Sweeney	0

Special Investigative Committee (Formed in 2008)[3]	John E. Stokely (Co-Chairman) Ronald C. Kesselman (Co-Chairman)	1

Information about the committees, their respective roles and responsibilities and their charters is set forth below.

Audit Committee

The Audit Committee consists of members who are not officers or employees of the Company or its subsidiaries and who are independent under rules established by NASDAQ. The Audit Committee reviews with the Company’s internal audit staff and independent registered public accounting firm the scope and results of their audits; monitors the adequacy of the Company’s system of internal controls and procedures; selects, subject to ratification by the Shareholders, the independent registered public accounting firm, and reviews and approves the fees paid for services rendered by such accountants. During the fiscal year ended September 30, 2011, the Audit Committee met eight times. Yves-Andre Istel served as a member of the Audit Committee until his resignation from the Board effective December 5, 2011. Mr. Istel resigned from the Board of Directors in order to devote more time to his personal and business affairs. Mr. Kesselman was appointed to be a member of the Audit Committee on December 21, 2012. Additional information about the Audit Committee and its responsibilities is included in the section of this Information Statement entitled “Audit Committee Report” and in the Audit Committee Charter, which is available free of charge on the Company’s web site located at www.imperialsugarinvestors.com.

[1]	The Board appointed Mr. Sweeney, an independent director, to serve as a member of the Nominating and Corporate Governance Committee on May 8, 2012.
[2]	The Operations Committee was dissolved by the Board on February 2, 2012.
[3]	The Special Investigative Committee was dissolved by the Board on February 18, 2011.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of members who are not officers or employees of the Company or its subsidiaries and who are independent under rules established by NASDAQ. The Committee’s primary purpose is to provide oversight on the broad range of issues surrounding the composition and operation of the Board of Directors, including identifying individuals qualified to become Board members, recommending director nominees to the Board and recommending to the Board a set of corporate governance guidelines applicable to the Company. The Committee also provides assistance to the Board in the areas of committee member selection, evaluation of the overall effectiveness of the Board and committees of the Board, and review and consideration of corporate governance practices and regulatory policies. This Committee met eight times during the fiscal year ended September 30, 2011. Mr. Istel served as chair of the Nominating and Corporate Governance Committee until his resignation from the Board effective December 5, 2011. Effective December 5, 2011, Mr. Gaffney was appointed chair of the Nominating and Corporate Governance Committee. On May 8, 2012, Mr. Sweeney was appointed to serve on the Committee. Additional information about the Nominating and Corporate Governance Committee and its responsibilities is included in the section of this Information Statement entitled “Nominating and Corporate Governance Committee Report” and in the Company’s Nominating and Corporate Governance Committee Charter, which is available free of charge on the Company’s web site located at www.imperialsugarinvestors.com.

Executive Compensation Committee

The Executive Compensation Committee consists of members who are not officers or employees of the Company or its subsidiaries and who are independent under rules established by NASDAQ. The Committee establishes the salaries, bonuses and other compensation for the Company’s directors, executive officers and certain other managerial and professional personnel. The Committee reviews and approves or, in some cases, recommends to the Board the Company’s compensation plans. The Executive Compensation Committee also administers the granting of incentives to eligible employees under the Company’s Long Term Incentive Plan and administers the Company’s incentive bonus plans. The Executive Compensation Committee met six times during the fiscal year ended September 30, 2011. Additional information about the Executive Compensation Committee and its responsibilities is included in the section of this Information Statement entitled “Compensation Discussion and Analysis” and in the Company’s Executive Compensation Committee Charter, which is available free of charge on the Company’s web site located at www.imperialsugarinvestors.com.

Operations Committee

The Operations Committee consisted of members who are not officers or employees of the Company or its subsidiaries and who were independent under rules established by NASDAQ. This committee assisted the Board in fulfilling its oversight responsibilities regarding the Company’s business operations and strategies relating thereto. The Committee provided advice and counsel to management on such matters and sought advice from outside advisors and consultants with the Board’s approval. Additional information about the Operations Committee and its former responsibilities can be found in the Company’s Operations Committee Charter, which is available free of charge on the Company’s web site located at www.imperialsugarinvestors.com. This Committee met 27 times during the fiscal year ended September 30, 2011, and was dissolved by the Board on February 2, 2012.

Operational Safety Committee

The Operational Safety Committee consists of members who are not officers or employees of the Company or its subsidiaries and who are independent under rules established by NASDAQ. This Committee provides assistance to the Board in fulfilling its oversight responsibilities to Shareholders, employees and all other stakeholders of the Company in matters of operational safety. The Committee monitors and oversees the Company’s efforts to anticipate, identify and mitigate operational safety risks and assists the Board in the oversight of the quality and integrity of the Company’s safety policies and procedures, the Company’s compliance with legal and regulatory safety requirements and the overall performance of the Company’s safety policies and procedures. Additional information about the Operational Safety Committee and it responsibilities is included in the Company’s Operational Safety Committee Charter, which is available free of charge on the Company’s web site located at www.imperialsugarinvestors.com. This Committee met 10 times during the fiscal year ended September 30, 2011.

Special Investigative Committee (Formed in 2008)

The Special Investigative Committee consisted of members who were not officers or employees of the Company or its subsidiaries and who are independent under rules established by NASDAQ. The Board established this Committee in October 2008 to independently investigate allegations raised by certain Shareholders relating to the February 2008 accident at the Company’s refinery in Port Wentworth, Georgia, which resulted in a derivative lawsuit being filed against certain parties, including the Company and its directors who are not members of this Committee. The Committee was authorized to engage such legal counsel, experts, consultants and advisers as it deemed desirable or necessary to assist it in the discharge of its responsibilities. This Committee, which was dissolved on February 18, 2011, met one time during the fiscal year ended September 30, 2011.

Special Investigative Committee (Formed in 2011)

The Special Investigative Committee consists of members who are not officers or employees of the Company or its subsidiaries and who are independent under rules established by NASDAQ. The Board established this Committee in October 2011 to independently investigate allegations made by certain Shareholders relating to the Company’s periodic SEC filings for the period December 29, 2010 through August 5, 2011. The Committee is authorized to engage such legal counsel, experts, consultants and advisers as it deems desirable or necessary to assist it in the discharge of its responsibilities. This Committee was formed on October 5, 2011 and did not meet during the fiscal year ended September 30, 2011. Gaylord O. Coan was appointed as a member of this Committee on October 5, 2011 and resigned his position on the Committee on October 11, 2011. John K. Sweeney was appointed as a member of this Committee on October 14, 2011.

Code of Ethics

Shareholders may view our corporate governance materials, including the charters of our Audit Committee, our Executive Compensation Committee, our Nominating and Corporate Governance Committee, our Operational Safety Committee, and our former Operations Committee, as well as our Code of Ethics, on our Web site at www.imperialsugarinvestors.com.

Corporate Governance Guidelines

We have Corporate Governance Guidelines which are, among other things, in place to ensure that qualified directors are elected, and they provide that the Board of Directors be comprised of at least 75% of members who meet the criteria for independence required by the NASDAQ and require the positions of the chairman of the Board and the Chief Executive Officer to be held by different persons. The Corporate Governance Guidelines also outline the Board’s responsibilities and operations, and require the Board to conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. A copy of our Corporate Governance Guidelines is available, free of charge, on the Company’s web site located at www.imperialsugarinvestors.com.

Director Candidate Recommendations and Nominations; Communication by Shareholders with Directors

Each year the Company’s Board is responsible for nominating candidates to stand for election as directors. Directors and shareholders may recommend candidates to the Board. We do not currently have a formal policy with respect to the consideration of candidates for director recommended by Shareholders, however, we encourage shareholder communications to the Board and/or individual directors. Shareholders who wish to communicate with the Board or an individual director should send their communications or recommendations, in writing, to the Nominating and Corporate Governance Committee, c/o Imperial’s Secretary, P.O. Box 9, Sugar Land, TX 77487. Interested parties with questions or comments may communicate with Mr. Gaffney and other non-management members of the Board by confidential email. The email address is accessible in the investor relations section of the Company’s web site under the caption, “Contact the Board.” The Nominating and Corporate Governance Committee will review the experience and contribution of current directors and potential director candidates and make recommendations to the Board for retention of current members and for election of new candidates when appropriate. If the Merger and the other transactions contemplated by the Merger Agreement are successfully consummated, no Annual Meeting of Shareholders of the Company will be held in 2013.

EXECUTIVE OFFICERS OF THE COMPANY

The table below sets forth the names, positions, business experience, terms of office and ages of our executive officers as of May 30, 2012. Our by-laws provide that each officer shall hold office until the officer’s successor is elected or appointed and qualified or until the earlier of the officer’s death, resignation or removal by the Board of Directors.

Name	Age	Position
John C. Sheptor	54	Chief Executive Officer, President, Director
Louis T. Bolognini	56	Senior Vice President, Secretary, General Counsel
Patrick D. Henneberry	57	Senior Vice President, Commodities Management
H.P. Mechler	58	Senior Vice President, Chief Financial Officer
Raylene M. Carter	55	Vice President, Manufacturing
George Muller	57	Vice President, Administration

John C. Sheptor became President and Chief Executive Officer of the Company in January 2008, after serving as Executive Vice President and Chief Operating Officer since joining the Company in February 2007. Prior to joining the Company, Mr. Sheptor was Executive Vice President of Merisant Worldwide, Inc., the distributor of Equal®, from 2001 to 2004. Prior to that position, he held supply chain and manufacturing positions for Monsanto Company. From 2005 to 2007, he was Project Deputy Director for the Partnership for Supply Chain Management, a non-governmental organization funded by the President’s Emergency Plan for Aids Relief.

Louis T. Bolognini joined the Company as Senior Vice President, General Counsel and Secretary in June 2008. Prior to joining the Company, he was Vice President and General Counsel of BioLab, Inc., a pool and spa manufacturing and marketing company from 1999 to 2008. Mr. Bolognini served as Assistant General Counsel to BioLab’s parent company, Great Lakes Chemical Corporation, from 1990 to 1999. Mr. Bolognini served as an executive officer of BioLab, Inc. within a two year period prior to the March 18, 2009 Chapter 11 bankruptcy petition filed by BioLab’s parent company, Chemtura Corporation, on behalf of itself and 26 U.S. affiliates, including BioLab, Inc.

Patrick D. Henneberry joined Imperial as Senior Vice President in July 2002. Prior to joining the Company, he was employed by Louis Dreyfus Corporation from 1984 to 2002. His more recent positions with Louis Dreyfus were: Vice President, Alcohol Division September 2001 to July 2002, Vice President, Louis Dreyfus eBusiness Ventures from May 2000 to March 2002 and Executive Vice President, Louis Dreyfus Sugar Company from April 1996 to April 2000.

H.P. Mechler became Senior Vice President and Chief Financial Officer in March 2005. He had served as Vice President—Accounting and Finance since February 2003 and was Vice President—Accounting from April 1997 to February 2003. Mr. Mechler had been Controller since joining Imperial in 1988.

Raylene M. Carter was named Vice President—Manufacturing in January 2011. She joined the Company in February 2009 as Plant Manager of the Company’s Gramercy, Louisiana refinery. Prior to joining the Company she was Vice President of Operations of Canyon Creek Management Company, Inc., a privately held investment firm, from October 2006 to January 2009. She served as a Plant Manager with Amoco Fabrics and Fibers Company and Propex Inc. from March 2002 to September 2006. Previous positions with Amoco Fabrics included senior management positions in Supply Chain Management, Customer Service, Continuous Improvement and Human Resources.

Mr. Muller became Vice President—Administration in September 2010. He served as Vice President and Chief Information Officer from November 2002 to October 2008 and Vice President- Administration from October 2008 to September 2010. Mr. Muller joined the Company in March 1997 as Director of Management Information Systems.

We are party to certain employment and change in control agreements with all of our named executive officers or NEOs (as defined below), as described elsewhere in this Information Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires officers and directors of the Company and beneficial owners of more than 10% of its Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based on a review of Forms 3 and 4 and amendments thereto filed during the fiscal year ended September 30, 2011 and Forms 5 and amendments thereto, or written representations that no Forms 5 were required, the Company believes during the fiscal year ended September 30, 2011, its officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements with the exception of (i) a Form 4 for John C. Sheptor, President and CEO, was not filed on or before each of February 2, 2011, February 11, 2011 and February 16, 2011, as required to report the withholding of Common Stock to pay the tax liability upon the vesting of Restricted Shares on January 31, 2011, February 9, 2011 and February 14, 2011, respectively; these transactions were reported on a Form 4 for Mr. Sheptor on February 22, 2011; (ii) a Form 4 for John C. Sheptor, President and CEO, was not filed on or before February 14, 2009, as required to report the withholding of Common Stock to pay the tax liability upon the vesting of Restricted Shares on February 12, 2009; this transaction was reported on a From 4 for Mr. Sheptor on May 29, 2012; and (iii) a Form 4 for Raylene M. Carter, Vice President-Manufacturing, was not filed on or before May 9, 2011, as required to report the withholding of Common Stock to pay the tax liability upon the vesting of Restricted Shares on May 5, 2011; this transaction was reported on a Form 4 for Ms. Carter on May 11, 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the ownership as of May 30, 2012 of Common Stock of each director of the Company, each named executive officer, each person known to the Company to beneficially own 5% or more of Common Stock and all directors and executive officers of the Company as a group. Unless otherwise indicated, the beneficial owners have sole voting and investment power, as applicable, over the shares of Common Stock listed below. For each individual and group included in the table below, percentage ownership is calculated by dividing (a) the number of shares of Common Stock beneficially owned by such person or group by (b) the sum of the shares of Common Stock outstanding on May 30, 2012, plus the number of shares of Common Stock that such person or group had the right to acquire on or within 60 days after May 30, 2012. The address for each individual listed below is: c/o Imperial Sugar Company, P.O. Box 9, Sugar Land, Texas 77487-0009, unless otherwise noted.

Name of Beneficial Owner	Beneficial Ownership of Common Stock
	Number of Shares(1)(2)	Percentage of Class
Louis T. Bolognini	43,825	*
Gaylord O. Coan	3,667	*
James J. Gaffney	5,223	*
Patrick D. Henneberry	57,176	*
Ronald C. Kesselman	—	*
H.P. Mechler	55,620	*
David C. Moran	16,500	*
Raylene M. Carter	15,031	*
John C. Sheptor	206,172	1.68%
John E. Stokely	—	*
John K. Sweeney	53,324	*
All directors and executive officers as a group (12 persons) (2)	479,760	3.91%
Grasvenor, Ltd. (3) Bayside Executive Park, Building No. 1 Blake Road & West Bay St., P.O. Box SP 63131, Nassau, Bahamas	646,495	5.28%
Dimensional Fund Advisors LP (4) Palisades West, Building One, 6300 Bee Cave Road Austin, TX 78746	897,178	7.33%
BlackRock Inc. (5) 40 East 52nd Street New York, NY 10022	752,292	6.15%
P&S Credit Management, L.P. (6) P&S Credit Partners, LLC 590 Madison Avenue, 28th Floor New York, NY 10022	647,361	5.29%

*	Percentage of shares of Common Stock beneficially owned does not exceed 1% of the applicable class.
(1)	Includes shares subject to stock options exercisable within 60 days as follows: Mr. Coan, 834 shares; Mr. Gaffney, 1,667 shares; Mr. Henneberry, 8,334 shares; Mr. Mechler, 5,834 shares; Mr. Moran, 10,000 shares; Mr. Sweeney, 13,904 shares; all executive officers and directors as a group, 42,240 shares.
(2)	Excludes Restricted Share units which have not yet been settled, for which the grantee has no voting rights as follows: each of Messrs. Kesselman and Stokely, 27,886 shares; Mr. Gaffney, 46,647 shares; and each of Messrs. Coan, Moran and Sweeney, 23,323 shares.
(3)	As reported on a Schedule 13D dated February 29, 2012 (filed on April 11, 2012), Grasvenor, Ltd. has sole voting power for all 646,495 shares.

(4)	As reported on a Schedule 13G/A dated December 31, 2011 (filed on February 14, 2012), Dimensional Fund Advisors LP had sole investment power for all 897,178 shares and sole voting power for 873,333 shares.
(5)	As reported on a Schedule 13F dated February 14, 2012, B1ackRock Inc. had sole investment and voting power for all 752,292 shares.
(6)	As reported on a Schedule 13G dated May 4, 2012 (filed on May 10, 2012), P&S Credit Management, L.P. and P&S Credit Partners, LLC have shared investment and voting power over all 647,361 shares.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Certain Information Regarding Golden Parachute Payments

Under item 402(t) of Regulation S-K we are required to provide certain information about “golden parachute payments” that may be implicated by the transaction to which this Information Statement pertains. That information is set forth in “Item 8(e)—Additional Information to be Furnished—Golden Parachute Compensation” of the Schedule 14D-9 filed by the Company on May 11, 2012, and is incorporated herein by reference.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Overview

Philosophy

The Company’s executive compensation philosophy and program objectives are directed primarily by two guiding principles. First, the program is intended to provide competitive levels of compensation, at targeted levels of performance, in order to attract, motivate and retain talented executives. Second, the program is structured to create an alignment of interests between the Company’s executives and shareholders so that a significant portion of each executive’s compensation is linked to maximizing shareholder value.

In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Company’s short-term and long-term success. The Company provides both short-term and long-term incentive compensation that varies based on corporate and individual performance.

The executive compensation program has been structured with three primary components: base salary, annual incentives (via a cash bonus plan) and long-term incentives (via equity grants). The following discussion describes the Company’s plans by component of compensation and discusses how each component relates to the Company’s overall executive compensation philosophy. In establishing the executive compensation programs, the Company believes that:

•	base salaries should be at levels competitive with peer companies that compete with the Company for business opportunities and executive talent;

•	annual incentive bonuses should reflect progress toward company-wide performance objectives and individual key performance objectives; and

•	long-term incentives should provide a direct link between the interests of shareholders and executives and promote an appropriate balance between short- and long-term goals and decision making.

Purpose

The executive compensation program has been designed to accomplish the following long-term objectives:

•

provide competitive compensation and benefits (relative to an appropriate peer group of companies) that will enable the Company to recruit, retain and motivate the executive talent necessary to be successful;

•	create a clear and direct relationship between executive pay and corporate and individual performance;

•	produce long-term, positive results for the Company’s shareholders that are aimed at increasing shareholder value; and

•	provide executives with opportunities to earn long-term rewards that are commensurate with sustained increases achieved in shareholder value.

Administration

The executive compensation program is administered by the Executive Compensation Committee (the “Committee”) of the Board of Directors. The specific duties and responsibilities of the Committee are described in this Information Statement under “Board of Directors; Committees.” Policies adopted by the Committee are implemented by the Company’s compensation and benefits staff. The Committee has also retained Lyons, Benenson & Company Inc. as its independent compensation consultant with respect to executive compensation matters. The consultant working on the Company’s executive compensation matters reports to and acts at the direction of the Committee. Management does not direct or oversee the activities of the consulting firm with respect to the Company’s executive compensation program and has not engaged the consulting firm for any other matters.

The Company also provides an annual shareholder advisory vote on the compensation of the Company’s named executive officers and the philosophy, policies and practices described in this Information Statement. The annual “say-on-pay” vote is not binding on the Company, the Committee or the Board of Directors; however, the Board of Directors and the Committee review the voting results and consider them, along with any specific insight gained from shareholders of the Company and other information relating to the shareholder vote on the annual “say-on-pay” proposal, when making decisions regarding executive compensation. Our shareholders positive say-on-pay vote for the fiscal year ended September 30, 2011 was viewed as being reflective, among other matters, of our firm commitment to linking pay to performance and such positive vote helped inform our decision to utilize the same methods for establishing compensation levels and mix for the fiscal year ending September 30, 2012 as utilized in the prior year. The Company’s performance for the fiscal year ended September 30, 2011 did not warrant salary increases or the payment of bonuses under the Management Incentive Plan.

This Compensation Discussion and Analysis (“CD&A”) of the compensation programs for the Company’s named executive officers (“NEOs”) as described under “Executive Compensation” below is intended to provide an overview of the various compensation and benefit programs, rationale for their existence and how they link to performance and actual pay decisions overseen by the Committee. The narrative that follows contains descriptions of underlying rationale and decisions regarding pay philosophy and its application to the Company’s business and executives. Any analysis and interpretation of this information should be limited to understanding how the executive compensation and benefits programs are structured and should not be viewed as statements of expectations, forward-looking estimates of financial results or any related guidance to investors or the investment community.

Briefly summarized, the Committee is responsible for:

•	Reviewing and approving the Company’s compensation philosophy;

•	Approving and reporting to the Board the executive compensation plans and the compensation (including incentive awards) of certain senior executives, including the Chief Executive Officer;

•	Assessing the appropriateness of the total compensation paid to the Company’s principal officers;

•	Periodically reviewing and approving stock ownership guidelines, including granting or making recommendations to the Board concerning employee stock options and Restricted Share grants;

•	Approving new or material changes to existing employee benefit plans;

•	Maintaining and updating on a regular basis a written Executive Compensation Committee Charter detailing the Committee’s duties;

•	Reviewing and reporting to the Board the status of the Company’s director compensation practices in relation to other companies of comparable size and within similar industries;

•	Reviewing with the chair of the Board the Chief Executive Officer’s compensation on an annual basis;

•	Issuing an annual report on executive compensation in accordance with applicable rules and regulations of the SEC for inclusion in the Company’s proxy statement; and

•	Such other duties and responsibilities as may be assigned to the Committee, from time to time, by the Board and/or the chair of the Board or as designated in plan documents.

Selection of Compensation Peer Group

To assist with determining executive compensation, including base salary and annual and long-term incentive compensation, the Committee typically utilizes a Compensation Peer Group, a group of comparable companies against which the Committee benchmarks the Company’s compensation program. In fiscal 2011, the Compensation Peer Group included 18 companies. The Compensation Peer Group is the source of compensation database information. The Committee’s independent consultant develops analyses on the basis of information drawn from the database, and those analyses include the compensation levels and practices of the Compensation Peer Group companies. The selection of the companies included in the Compensation Peer Group reflects consideration of the following factors: (1) companies that are competitors in the food processing and commodities sector, although there are no publicly traded companies that are direct competitors in the domestic sugar processing industry; (2) companies that compete for the same specialized talent pool; (3) companies that may experience similar business cycles; (4) companies that may be tracked similarly by analysts; and (5) companies that have reasonably comparable revenues and market capitalizations. In evaluating analyses based on Compensation Peer Group data, the Committee especially considers revenues, comparability to the Company’s business and whether or not the Compensation Peer Group companies are in the commodity food business.

The Compensation Peer Group utilized for fiscal 2011 was as follows:

Company Name	2010 Revenue In Millions
Alliance One International, Inc.	$2,094.1
Boston Beer Company, Inc.	505.9
Calavo Growers, Inc.	398.4
Cott Corporation	1,803.3
Farmer Brothers Co.	450.3
Flowers Foods, Inc.	2,573.8
Green Mountain Coffee Roasters, Inc.	1,356.8
J&J Snack Foods Corp.	696.7
Lancaster Colony Corporation	1,056.6
MGP Ingredients, Inc.	202.0
Peet’s Coffee & Tea, Inc.	333.8
Ralcorp Holdings, Inc.	4,048.5
Reddy Ice Holdings, Inc.	315.5
Sanderson Farms, Inc.	1,925.4
Snyders-Lance, Inc.	979.8
SunOpta Inc.	898.9
Tootsie Roll Industries, Inc.	521.4
Treehouse Foods, Inc.	1,817.0

The Committee periodically references other independent compensation surveys for executive pay practices in general industry and the food industry. Recommendations for base salary, bonuses and other compensation arrangements are developed under the supervision of the Committee by the Company’s compensation and benefits staff utilizing the foregoing information and analyses and with assistance from the independent compensation consultants. The Compensation Peer Group data provides guidance but does not dictate the setting of executive officers’ compensation.

In addition to this peer-based market analysis, an internal equity analysis is carried out to ensure that both the total compensation and individual compensation components for each executive officer position are sized appropriately in relation to each other.

Timing of Compensation Decisions

All elements of executive compensation are typically determined in November, December and January of each fiscal year after a review of financial, operating and personal performance for the year. The Committee may, however, review salaries or grant long-term incentive awards at other times during the year for a variety of reasons, although principally in recognition of new appointments or promotions during the year.

The following table summarizes the approximate timing of some of the more significant compensation events:

Event	Timing
Set Board and committee dates	At least one year prior to meeting dates. Board meetings have historically been held in December, January, April-May, July-August and September, and committee meetings have been held on the day before each Board meeting.

Establish executive officer financial and personal objectives	September of each fiscal year (with respect to compensation for the following fiscal year)

Monitor Company and executive officer performance against objectives established in the previous fiscal year	April and July of each fiscal year (with respect to compensation for the current fiscal year)

Evaluate executive compensation (achievement of objectives established in the previous fiscal year), review external consultant analysis and recommend all elements of compensation based on those results and analysis	November/December/January of each fiscal year (with respect to compensation for prior fiscal year)

Payment of annual incentive bonus	December of each year

Grants of long-term incentive awards	First fiscal quarter of each year

Additional information regarding the timing of stock option and Restricted Share grants is discussed below under “Long-Term Incentives—Stock Options/Restricted Shares.”

Elements of Executive Compensation

General

The executive compensation program primarily consists of base salary, annual cash-based incentives, and long-term equity-based incentives, but also includes other elements of compensation generally available to all employees such as medical and dental, disability and term life insurance programs. The selection of the three main elements allows the Company to remain competitive in attracting, retaining and motivating executive talent with current and potential financial rewards. The compensation program and levels are generally keyed to the market medians. Thus, in years when the Company achieves its financial and operating goals and objectives, total compensation should be close to market medians. In years when the Company exceeds its goals and objectives, total compensation will be higher than market medians. In the event the Company fails to achieve at minimally acceptable levels, there would generally be no incentive compensation. Under the terms of our incentive plans, the Committee does retain the authority to apply its discretion to incentive compensation decisions. The Committee, therefore, could make discretionary incentive awards in years when goals and objectives are not achieved if doing so is believed to be in the best interests of the Company and its shareholders. Similarly, the Committee retains the discretion to reduce or eliminate incentive awards. While base salaries would be unaffected, the absence of incentive compensation would result in total compensation being below market medians. Overall, this means that the compensation package remains competitive enough to attract and retain top talent but does not over-reward average performance by NEOs. Actual compensation and target compensation levels may be set above the 50th percentile as warranted by performance and prevailing market conditions for executive talent, including the recognition of key skills that are in critical demand, as well as the reality that some positions are of higher internal value to the Company than competitive survey data suggests for peers.

For fiscal 2011, executive compensation set by the Committee for the NEOs resulted in total direct compensation at target that on average was approximately at the 25th percentile of the Compensation Peer Group. All of the NEOs were below the 50th percentile.

Relative Size of Major Compensation Elements

The combination of base salary, annual incentives and long-term incentives comprise total direct compensation. In setting executive compensation, the Committee considers the aggregate compensation payable to an executive officer and the form of the compensation. The Committee seeks to achieve the appropriate balance between immediate cash rewards and long-term incentives for the achievement of both annual and long-term financial and non-financial objectives. The size of each element is based on market practice for the Compensation Peer Group as well as company-wide and individual performance. The Committee may also decide, as appropriate, to modify the relative mix of compensation elements to best fit an executive officer’s specific circumstances.

The relative level of incentive compensation typically increases in relation to an executive officer’s responsibilities within the Company, with the level of incentive compensation for more senior executive officers being a greater percentage of total compensation than for less senior executive officers. The Committee believes that making a significant portion of an executive officer’s incentive compensation contingent on long-term stock price performance more closely aligns the executive officer’s interests with those of the shareholders.

The following table summarizes the relative size of base salary and incentive compensation for fiscal 2011 (total direct compensation) for each of the NEOs:

Name	Base Salary	Annual Incentive Bonus	Long-Term Incentives
John C. Sheptor	50%	—	50%
Louis T. Bolognini	67%	—	33%
Patrick D. Henneberry	67%	—	33%
H.P. Mechler	67%	—	33%
Raylene M. Carter	66%	—	34%

Cash Compensation

Base Salaries

The Company’s base salary program is based on a philosophy of providing base compensation competitive with the Compensation Peer Group, but base compensation is not targeted at a specific percentile level. Rather, the Committee makes a subjective determination of the appropriate base salary level given the existing salary levels at the Company and a review of Compensation Peer Group data. The Company periodically reviews its executive compensation levels as compared to the external market since the Company believes it is important to provide competitive salaries over time in order to attract and retain talented executives.

Annual base salary adjustments for the Company are based on several factors, including general levels of market salary increases, individual performance, competitive base salary levels and the Company’s overall financial results. For purposes of determining base salary adjustments, the Company reviews performance qualitatively and quantitatively, taking into account the level of earnings and each individual’s contributions. These criteria are assessed qualitatively and are not weighted. All base salary adjustments are based on a philosophy of pay-for-performance and an individual’s value to the Company. As a result, employees with higher levels of performance sustained over time will be paid correspondingly higher salaries.

At September 30, 2011, the NEOs had the following base salaries:

Name	Base Salary
John C. Sheptor	$600,600
Louis T. Bolognini	$308,672
Patrick D. Henneberry	$368,413
H.P. Mechler	$336,960
Raylene M. Carter	$238,000

Messrs. Sheptor, Bolognini, Henneberry and Mechler did not receive a base salary adjustment in fiscal 2011. Ms. Carter received a base salary increase effective December 9, 2010 of 26.7% in connection with her appointment as Vice President—Manufacturing. No salary increases for the NEOs have been implemented for fiscal 2012. The increases applicable to each executive reflect the Committee’s assessment of each executive’s performance and the relative position of their salaries to competitive benchmarks. The fiscal 2011 base salaries for the NEOs place them between the 19th and 65th percentiles of base salary for the Compensation Peer Group. The Committee believes that the salaries of the NEOs are within the range of competitive practice.

The Company’s annual cash bonus plan (the “Management Incentive Plan” or “MIP”) is intended to (1) reward key employees based on Company and individual performance, (2) motivate key employees and (3) provide competitive cash compensation opportunities to plan participants. Under the annual bonus plan, target award opportunities vary by individual position and are expressed as a percentage of base salary. The target bonus amount for each executive is directly dependent on the individual’s position, responsibility and ability to affect the Company’s financial and operating success.

The Company adopted goals under the MIP for fiscal 2011 for executive officers and certain other participants. Goals under the MIP for fiscal 2011 provided for cash bonuses based on achievement of a combination of individual performance goals and corporate performance goals. The corporate performance goals for fiscal 2011, initially established in November 2010 and finalized in December 2010, were based on the Company’s attainment of certain EBITDA levels. The goals were derived from the business plan for the Company approved by the Board. Personal objectives are specific to each officer position and may relate to the following matters, among others:

•	improvement in specific key business metrics;

•	completion of strategic acquisitions or divestitures; or

•	the achievement of other business priorities.

The NEOs who participate in the MIP have target bonuses that range from 30% to 100% of base salary. Each target bonus opportunity as a percentage of base salary was set by the Committee after reviewing Compensation Peer Group data. In setting target bonus opportunities, the Committee makes subjective judgments taking into consideration competitive practice among the Compensation Peer Group companies as well as the Company’s business objectives and the potential impact that each position may have on overall Company results.

On December 12, 2011, the Committee established EBITDA as the fiscal 2012 corporate performance measure when it established the threshold, target and maximum EBITDA levels, and provided the potential for individual awards to be increased or decreased by up to 25% based on individual performance as determined by the Committee with input from the CEO.

Fiscal 2011 MIP

For the fiscal 2011 MIP, the Committee established a corporate performance measure as well as personal objectives weighted proportionately based on the position of the NEO. The corporate performance measure was based on the Company’s EBITDA. The EBITDA target was set at $19 million. Under the plan, incentives based on personal objectives could be earned only if the Company’s fiscal 2011 EBITDA reached a threshold level of $19 million, and the corporate performance portion of the MIP would not be earned if the Company’s fiscal 2011 EBITDA was less than $19 million. To the extent the Company’s fiscal 2011 EBITDA was between $19 million and $38 million, target incentives based on personal and corporate objectives would be earned proportionately to the percentage by which EBITDA exceeds $19 million. At achievement of $28.5 million of EBITDA, NEOs could earn up to their maximum personal objective incentives, and the corporate performance portion of the MIP would be earned as follows: at achievement of $23.75 million of EBITDA, incentives equal to 50% of target incentives would be earned; at achievement of $28.5 million of EBITDA, incentives equal to the target incentives would be earned; at achievement of $33.25 million of EBITDA, incentives equal to 150% of the target incentives would be earned; at achievement of $38 million of EBITDA, maximum incentives equal to 200% of the target incentives would be earned; and incentives earned for EBITDA results between these percentages would be determined by interpolation. The Company did not achieve the threshold EBITDA in fiscal 2011, and, as a result, no incentives under the MIP were paid.

The following table summarizes the fiscal 2011 annual incentive compensation target, allocation to personal objectives and achievement for each of the NEOs.

	2011 Annual Incentive
Name	Incentive Target as a % of Base Salary	Corporate Objective Portion of Target	Personal Objective Portion of Target	Personal Objective Portion Achieved	Total Incentive as a % of Incentive Target
John C. Sheptor	100%	80%	20%	N/A	N/A
Louis T. Bolognini	50%	80%	20%	N/A	N/A
Patrick D. Henneberry	50%	80%	20%	N/A	N/A
H.P. Mechler	50%	80%	20%	N/A	N/A
Raylene M. Carter	30%	70%	30%	N/A	N/A

Although no annual incentives were earned for 2011 under the MIP as described above, in December 2011 the Committee awarded discretionary bonuses of $25,000 each to Messrs. Bolognini and Mechler in recognition of their outstanding individual performance achievements and contributions to the Company over the past year, in particular with regard to the successful refinancing transaction and litigation matters.

Fiscal 2012 MIP

The structure and target bonuses for the fiscal 2012 MIP are generally the same as the fiscal 2011 MIP, except that in the ordinary course, all of the fiscal 2012 MIP bonus will be based on the achievement of the Company’s target EBITDA (without any personal performance component), with the potential for individual awards to be increased or decreased by up to 25% based on individual performance as determined by the Committee with input from the CEO. In addition, the fiscal 2012 MIP provides that the payment of annual bonuses for fiscal 2012 to our executive officers and other employees, including our NEOs, will be accelerated and paid out in connection with any change in control that occurs during 2012, which includes the Offer, based on targeted bonus amounts irrespective of the achievement of performance targets.

Long-Term Incentives

The Imperial Sugar Company Long Term Incentive Plan, which was amended and restated effective February 18, 2011, reserved a total of 3,034,568 shares of Common Stock. The Committee has the discretion to determine the types of awards to be made under the Long Term Incentive Plan. Awards under the Long Term Incentive Plan may consist of one or more of the following:

•	incentive stock options and nonqualified stock options with exercise prices not less than fair market value on the grant date;

•	stock appreciation rights, or SARs;

•	stock, including Restricted Shares and conditional stock units; and

•	cash.

An award also may be in the form of a performance award that may be based on one or more of the following: revenues or sales (including specific types or categories thereof), based on units and/or dollars; revenue or sales growth; revenue or sales growth rate(s); production, in aggregate or by facility; net income measures (including income after capital costs and income before or after taxes) or EBITDA, absolute and/or growth rates; operating income, absolute and/or growth rates; earnings, absolute and/or growth rates; EPS, absolute and/or growth rates; economic value added; return on shareholders’ equity; return on capital or invested capital; risk-adjusted return on capital or invested capital; return on average assets; price per share of Common Stock; stock price measures (including growth measures); total shareholder return; total market value; profitability/profit margins; return on revenue measures; market share (in aggregate or by segment); costs (including specific types or categories thereof); cash flow measures, including cash flow return on capital, cash flow return on tangible capital, cash flow and net cash flow; operating cash flow; working capital; budgeted expenses (operating or capital); weighted average cost of capital; value measures, including ethics compliance, environmental and safety performance and compliance, employee satisfaction and customer satisfaction; and corporate and business unit specific operational and financial performance. The performance award need not be based on an increase or positive result, but may be based on maintaining the status quo or limiting economic losses, as determined by the Committee or another Board designated committee.

Stock Options/Restricted Shares

The long-term incentive device primarily used by the Committee is Restricted Shares grants because they align the interests of employees and shareholders by providing value to the executives and shareholders alike through stock price appreciation. Stock options were most recently used as a long-term incentive in 2005. Stock options granted to date have an exercise price equal to the average of the high and low trading price of the Common Stock at the date of grant. Options became exercisable in annual increments over a three-year period from grant date and expire ten years from date of grant. Restricted Share grants consist of the Common Stock and generally vest over a three-or four-year period from the date of grant with certain exceptions as described below.

The regular Board and Committee meeting schedule is set up to a year in advance. The timing of these meetings is not determined by executive officers, and the Company does not time the release of material non-public information for the purpose of affecting the values of executive compensation. At the time of making stock option and Restricted Share decisions, the Committee is aware of the Company’s earnings results and takes them into account in determining Company performance and appropriate award size, but it does not adjust the size of grants to reflect possible market reaction to earnings announcements. Generally, annual stock option and Restricted Share grants are made at the December or January meetings of the Committee, although specific grants may be made at other regular meetings to recognize the hiring or a promotion of an employee, a change in responsibility or a specific achievement. The fiscal year 2011 grants were made at the December 2010 meeting. In addition, the Committee does not backdate stock options and has not approved any re-pricing or discounting of stock options to any of its executive officers. The Company has also implemented a trading policy which specifies that any individual covered by this policy may not purchase, sell or enter into any market transactions with respect to the Company’s Common Stock during any “blackout” period. In addition to blackout periods imposed in connection with the reporting of financial results, the Company may impose additional blackout periods during which executives may be aware of material non-public information about the Company, such as potential major acquisitions and divestitures.

The Company requires its officers to own specified amounts of Company’s Common Stock. The number of shares of the Company’s Common Stock that must be held is set at a multiple of the officer’s base salary. The officer has a five year period from December 1, 2008, when the Compensation Committee adopted this requirement, to acquire the required amount of stock. For officers hired or promoted after December 1, 2008, the five-year period commences effective with their employment or promotion to an officer position. The share ownership requirements are as follows:

Position	Multiple
Chief Executive Officer	2X
Senior Vice Presidents	1X
Vice Presidents	.75X

Individual and joint holdings of Company’s Common Stock with immediate family members as specified by the Committee, apply toward the ownership requirements. Failure to meet the guidelines within the specified period will result in a 30 percent reduction in future grants to officers who failed to achieve the required ownership until such time as the guidelines are met.

The Committee has not made any grants of Restricted Shares (or any other equity compensation) to our NEOs for fiscal 2012.

Restricted Shares Granted to Executive Officers in Fiscal 2011

The Committee makes grants of stock options and Restricted Shares primarily to reward prior performance but also to retain executive officers and provide incentives for future performance. The size of the stock option and Restricted Shares grant typically increases with the level of position. In determining the amount, if any, of stock options and Restricted Shares granted to executive officers, the Committee considers numerous factors, including:

•	the Company’s financial and operating performance during the relevant period;

•	achievement of non-financial goals;

•	the executive officer’s contribution to the Company’s success;

•	the level of competition for executives with comparable skills and experience;

•	a review of compensation for comparable positions with the comparative groups;

•

the total number of stock options and Restricted Shares granted to an executive over the course of his or her career, together with the retentive effect of additional stock option and Restricted Shares grants; and

•	a review of the internal equity of peer position career grants.

Restricted Shares grants were made to the NEOs in January 2011 as follows: Mr. Sheptor, 45,466 shares, Mr. Bolognini, 11,683 shares, Mr. Henneberry, 13,944 shares, Mr. Mechler, 12,754 shares and Ms. Carter 9,306 shares. These grants ranged in value from 35% to 100% of their base salaries. These grants were predicated on long-term, equity incentive grant guidelines that were developed on the basis of an analysis of competitive grant levels within the Compensation Peer Group. The annual grant guidelines adopted by the Committee on the recommendation of its consultant, stated as multiples of base salary, are 100% for the President and CEO, 50% for Senior Vice Presidents and 35% for Vice Presidents. The structure of base salaries, annual target bonuses and annual long-term incentive grants has been designed to provide total direct compensation opportunities that are within the range of competitive practice relative to the Peer Group companies. The total direct compensation opportunities for the Company’s NEOs position them relative to the Compensation Peer Group as follows: Mr. Sheptor, 37th percentile, Mr. Bolognini, 22nd percentile, Mr. Henneberry, 31st percentile, Mr. Mechler, 17th percentile and Ms. Carter, 17th percentile.

Thirty percent of the Restricted Shares were granted as a time-based vesting award and will vest over 34 months, subject to continued service with the Company. One-third of the time-based vesting shares vested at the end of fiscal 2011, one-third will vest at the end of fiscal 2012 and the remaining one-third will vest at the end of fiscal 2013. Seventy percent of the Restricted Shares were granted as a performance based award and will vest at the end of fiscal 2013, subject to the Company achieving the performance objectives in fiscal 2011 through fiscal 2013. The performance objective for the three-year period ending on September 30, 2013 is the achievement of total shareholder return that equals or exceeds the median total shareholder return for the Compensation Peer Group for the comparable three-year period. The fiscal 2011 Restricted Share awards for the NEOs place them between the 39th and 64th percentile of long-term incentive awards for the Compensation Peer Group.

Incentive Compensation Recoupment Policy

Following a review and analysis of relevant governance and incentive compensation practices and policies across the Compensation Peer Group and other public companies, the Committee instituted a recoupment policy (also referred to as a “clawback” policy) under which incentive compensation payments and/or awards may be recouped by the Company if such payments and/or awards were based on erroneous results. If the Committee determines that an executive officer or other key executive of the Company who participates in any of the Company’s incentive plans has engaged in intentional misconduct that results in a material inaccuracy in the Company’s financial statements or fraudulent or other willful and deliberate conduct that is detrimental to the Company, the Committee may take a variety of actions including, among others, seeking repayment of incentive compensation (cash and/or equity) that is greater than what would have been awarded if the payments/awards had been based on accurate results and the forfeiture of incentive compensation. As this policy suggests, the Committee believes that any incentive compensation should be based only on accurate and reliable financial and operational information, and, thus, any inappropriately paid incentive compensation should be returned to the Company for the benefit of shareholders. The Committee expects that the implementation of this policy will serve to enhance the Company’s compensation risk mitigation efforts. While the implemented policy affords the Committee discretion regarding the application and enforcement of the policy, the Company and the Committee will conform the policy to any requirements that may be promulgated by the national stock exchanges in the future, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Post-Employment Benefits

The Company has a Retirement Plan covering non-union employees of the Company and its subsidiaries. The Company froze benefits under the Retirement Plan and benefit accruals and participation ceased under the Retirement Plan as of March 31, 2003. As a result, Mr. Mechler is the only NEO who participates in the Retirement Plan.

Perquisites and Other Benefits

The Company provides only minimal perquisites to its NEOs as follows:

Executive	Perquisite or Benefit Provided

John C. Sheptor	• Dependant Medical Cost Reimbursement
Louis T. Bolognini	• N/A
Patrick D. Henneberry	• N/A
H.P. Mechler	• Tax preparation assistance
Raylene M. Carter	• N/A

In addition, executive officers are eligible for the same benefit plans provided to other employees, including medical and dental, disability, 401(k) match, relocation assistance and term life insurance programs. There are no special insurance plans for officers. Officers receive vacation based on their years of service, with a minimum of four weeks.

Employment, Severance and Change of Control Agreements and Severance Plan

The Company has entered into employment, severance or change of control agreements with the following NEOs, each of whom has the following current salary:

Name	Salary
John C. Sheptor	$600,600
Louis T. Bolognini	$308,672
Patrick D. Henneberry	$368,413
H.P. Mechler	$336,960
Raylene M. Carter	$238,000

The change of control provisions under all such agreements are subject to a “double trigger,” which requires that both a change of control and the termination of employment occur for any benefits under the agreements to become payable and the agreements and/or the Company’s severance plan provides the NEOs with a right to receive severance payments and benefits upon an involuntary termination of employment in the absence of a change in control. In February 2012, the Company amended its severance plan to provide certain employees with additional severance benefits upon an involuntary termination of employment, including certain of our NEOs and such benefits are described more fully below although such benefits would not have been provided in respect of any termination during the 2011 fiscal year.

Severance Protection Absent a Change in Control

Mr. Sheptor has an employment agreement with the Company that provides that in the absence of a change of control, in the event of his termination by the Company without cause or his resignation from the Company with good reason as that term is defined in his employment agreement, he will receive severance payments equal to two times his annual salary plus a pro rata bonus for the year of termination and reimbursement for premiums to continue health care coverage for himself and his dependents until the earlier of two years and the date he and his dependants become covered under similar plans of another employer.

Messrs. Henneberry and Bolognini each have a severance and change of control agreement that provides that in absence of a change of control, in the event of the executive’s termination by the Company without cause or the executive’s resignation from the Company with good reason as that term is defined in the executive’s severance and change of control agreement, the executive will receive a severance payment equal to one-time his annual salary. In addition, pursuant to the Company’s severance plan, upon any such termination of employment, the Company covers the cost of such NEOs’ continued coverage under our healthcare plans for a period of 12 months.

Pursuant to the Company’s severance plan, in the absence of a change of control, in the event of any termination by the Company without cause as that term is defined in severance plan, both Mr. Mechler and Ms. Carter would be eligible to receive a payment, in an amount equal to 100% of the NEO’s then-current annual base salary, payable in a lump sum within 10 days following the termination date, subject to the execution of a release of claims. In addition, upon any such termination, the Company covers the cost of such NEO’s continued coverage under our healthcare plans for a period of 12 months.

Severance Protection in connection with a Change in Control

Mr. Sheptor’s employment agreement contains a change of control provision and Messrs. Bolognini’s and Henneberry’s severance and change of control agreements contain a change of control provision, each with a base term of 12 months. The initial base term for each of Mr. Mechler’s and Ms. Carter’s change of control agreement was 18 months. Following completion of the initial base term, each change of control agreement or severance and change of control agreement, as applicable, will be automatically renewed and extended for successive one-year terms unless the Company provides notice otherwise.

The Company has change of control agreements with Mr. Mechler and Ms. Carter. These agreements provide that in the event of a change of control and the termination of the executive’s employment by the Company without cause or by the executive with good reason as that term is defined in the change of control agreements, the executive would receive a change of control severance payment equal to the multiple of annual salary summarized in the paragraph below.

Each of Messrs. Sheptor’s, Henneberry’s and Bolognini’s employment agreement or severance and change of control agreement, as applicable, provides for a lump sum payment within 30 days after the employee’s termination. The change of control agreements of Mr. Mechler and Ms. Carter provide for a lump sum payment within 30 days after the later of the employee’s termination and the effectuation of the change of control (as defined therein). The total amount payable by the Company on a change of control coupled with termination of employment will equal the lesser of (i) a specified number of months (36 months for Mr. Sheptor, 18 months for Messrs. Bolognini, Henneberry and Mechler and 12 months for Ms. Carter) of the employee’s then current base salary amount or (ii) the maximum amount that the employee could receive pursuant to the change of control without becoming subject to excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). Mr. Sheptor’s employment agreement also provides for payment of a pro rata bonus and reimbursement of healthcare premiums for himself and his dependants until the earlier of two years and the date he and his dependants become covered under similar plans of another employer. Pursuant to the Company’s severance plan, the Company covers the cost of each of the NEO’s continued coverage under our healthcare plans for a period of 12 months following any involuntary termination, to the extent they are not covered by any other agreement.

The Company is required to make such enhanced severance payments if during the “protected period” (which generally commences 90 days prior to and ends 18 months after a change of control except for Mr. Sheptor, whose “protected period” commences upon and ends one year after a change of control) (a) the Company terminates the employee’s employment without cause (as defined therein) or (b) the employee terminates his or her own employment for “good reason” which generally includes (1) a material reduction of the employee’s duties or responsibilities, (2) a material reduction in the employee’s salary, (3) a material relocation of the employee’s primary office or (4) any other material breach of the agreement which includes the failure by the Company to obtain the unconditional assumption of the Company’s obligations to the employee under the change of control agreement by any successor. A termination for “good reason” generally requires the employee to notify the Company within 90 days of the “good reason” permitting the employee to terminate employment and the Company’s failure to cure the “good reason” within 30 days.

The agreements for Messrs. Sheptor, Henneberry and Bolognini include various non-compete and non-solicitation provisions following a termination event including the prohibition for a specified period (the “Restriction Period”) from:

•

engaging in a business that is competitive with our current or planned business within the United States (excluding the trading of certain commodities as long as such trading is not conducted for a competitor);

•	requesting or advising any service provider, supplier or any customers to reduce or terminate any business it conducts with us;

•	soliciting or attempting to influence our employees to terminate their relationship with us; or

•	making statements or performing any actions to advance the interests of our competitors in any way that injures our reputation, goodwill or business interest.

For Mr. Sheptor, the Restriction Period is one year following any termination of employment and for Messrs. Henneberry and Bolognini, the Restriction Period is one year following any termination of employment unless the executive is terminated without cause or resigns for good reason during the Protected Period, in which case the Restriction Period is limited to 6 months.

The agreements for Mr. Mechler and Ms. Carter restrict the executive (i) for a period of six months from the date of termination from providing services to any of our competitors in North America, and (ii) for a period of one year following termination of employment from soliciting for employment our employees (or individuals who were employed by us in the prior six months).

The Company entered into these agreements and adopted the severance plan to foster the continuous employment and dedication of key management personnel without potential distraction or personal concern if the Company were to be acquired by another entity. The Company also believes that these arrangements help ensure that key executives continue to perform in their roles when a potential change of control is impending, are protected against the loss of their positions at any time and particularly following a change in the ownership or control of the Company. For more information regarding these arrangements, see “Executive Compensation—Potential Payments Upon Termination or Change of Control.”

Impact of Accounting and Tax Treatments

Accounting Treatment

The Company recognizes compensation expense for awards of stock options based on the grant date fair value of those awards. For purpose of estimating the fair value of options on their date of grant, the Company began using a binomial lattice option pricing model for fiscal 2005 grants; previously the Company used the Black-Scholes option pricing model. The adoption of SFAS 123R led to a shift by the Company from the use of stock options to Restricted Share awards to reduce equity dilution.

Tax Treatment

Under Section 162(m) of the Code, public companies are precluded from receiving a tax deduction on compensation paid to certain executive officers in excess of $1,000,000 that does not meet the definition under the Code of “qualified performance-based compensation.” The Committee’s intent is to structure compensation awards that will be deductible without limitation where doing so will serve the interests of shareholders and further the purposes of the Company’s executive compensation programs. The Committee also considers it important to retain flexibility to design compensation programs, even where compensation payable under such programs may not be fully deductible, if such programs effectively recognize a full range of criteria important to the Company’s success and result in a gain to the Company that would outweigh the limited negative tax effect.

Executive Compensation Committee Report*

The Executive Compensation Committee, on behalf of and in certain instances subject to the approval of the Board of Directors, reviews and approves compensation programs for certain senior officer positions. In this context, the Committee reviewed and discussed with our Company’s management the “Compensation Discussion and Analysis.” Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be incorporated by reference into the Company’s Annual Report on Form 10-K for its 2011 fiscal year.

*	The material in this report is not “solicitation material,” is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

SUBMITTED BY THE EXECUTIVE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF IMPERIAL SUGAR COMPANY

John K. Sweeney (Chairman)

Gaylord O. Coan

James J. Gaffney

David C. Moran

The Offer and the Merger

All vested and unvested Restricted Shares held by our employees and directors, including those held by our NEOs will be eligible to be tendered into the Offer for the same consideration other shareholders receive for shares they tender, subject to applicable withholding taxes. The Executive Compensation Committee approved certain amendments to the Restricted Shares as necessary to permit such shares to be tendered into the Offer. In addition, all Restricted Shares will become vested upon the consummation of the Offer, and to the extent they were not tendered into the Offer, at the Effective Time of the Merger, they will be cancelled and converted into the right to receive the same per share price as the Offer Price in cash, without interest, pursuant to the terms and subject to the conditions of the Merger Agreement (to the extent they have not previously been withheld to satisfy applicable withholding taxes). Concurrently with the execution and delivery of the Merger Agreement, each of our NEOs executed agreements to tender all of their Common Shares (including any Restricted Shares) into the Offer. The Company was not a party to these agreements executed by our NEOs to tender their Common Shares into the Offer.

All outstanding stock options are fully vested and exercisable. Upon the Effective Time of the Merger, each stock option that remains outstanding will be cancelled and converted into the right to receive the same per share price as the Offer Price less the per share exercise price in cash, without interest, pursuant to the terms and subject to the conditions of the Merger Agreement, less applicable withholdings, and all stock options that have an exercise price greater than the current trading price of our Common Shares and greater than the Offer Price will be cancelled without any payment therefor.

Summary Compensation Table for 2011

The following table shows the compensation paid by the Company for the fiscal year ended September 30, 2011 to our NEOs as of September 30, 2011.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation (6)	Total ($)

John C. Sheptor President and Chief Executive Officer	2011	600,600	—	600,606	—	—	—	15,358	1,216,564
	2010	594,381	—	577,499	—	—	—	12,628	1,184,507
	2009	571,154	202,125	632,745	—	—	—	12,645	1,777,529

Louis T. Bolognini Senior Vice President Secretary and General Counsel	2011	308,672	25,000	154,332	—	—	—	12,628	500,632
	2010	303,968	—	145,599	—	—	—	12,702	462,269
	2009	288,616	50,960	145,597	—	—	—	74,305	507,689

Patrick D. Henneberry Senior Vice President Commodities Management	2011	368,413	—	184,200	—	—	—	10,200	562,813
	2010	365,994	—	179,720	—	—	—	10,140	555,853
	2009	354,732	62,900	179,707	—	—	—	7,920	566,906

H. P. Mechler Senior Vice President and Chief Financial Officer	2011	336,960	25,000	168,480	—	—	19,771	14,068	564,279
	2010	333,471	—	162,002	—	—	29,465	14,053	538,990
	2009	318,462	56,700	161,995	—	—	61,399	14,336	590,777

Raylene M. Carter (1) Vice President— Manufacturing	2011	237,230	—	122,932	—	—	—	50,177	410,338
	2010	187,129	—	36,995	—	—	—	17,994	242,118
	2009	113,846	10,023	28,220	—	—	—	51,459	203,548

(1)	Ms. Carter was Refinery Manager of the Gramercy, Louisiana Refinery from February 16, 2009 until her appointment as Vice President—Manufacturing on December 9, 2010.
(2)	The bonuses for 2009 and 2011 were discretionary cash awards granted to the NEOs on December 3, 2009 for performance in fiscal 2009 and on December 16, 2011 for performance in fiscal 2011.
(3)	The amount reflected in this column is the aggregate grant date fair value of the stock awards, computed in accordance with FASB ASC Topic 718.
(4)	No annual cash incentive was paid to the Company’s NEOs under the Management Incentive Plan because performance targets were not met.
(5)	Amounts in this column reflect the change in actuarial present value of the accumulated benefit under the Retirement Plan for Mr. Mechler.
(6)	All other compensation includes the following:

	Fiscal 2011
Name	401(k) Match	Life Insurance	Dependant Medical Cost Reimbursement	Relocation Cost	Tax Gross-Up on Relocation	Tax Preparation	Total
John C. Sheptor	$11,278	$990	$5,524	—	—	—	$15,358
Louis T. Bolognini	11,638	990	—	—	—	—	12,628
Patrick D. Henneberry	9,210	990	—	—	—	—	10,200
H.P. Mechler	11,638	990	—	—	—	$1,440	14,068
Raylene M. Carter	9,014	990	—	$27,092	$13,081	—	50,177

	Fiscal 2010
Name	401(k) Match	Life Insurance	Dependant Medical Cost Reimbursement	Relocation Cost	Tax Gross-Up on Relocation	Tax Preparation	Total
John C. Sheptor	$11,638	$990	$6,353	—	—	—	$12,628
Louis T. Bolognini	11,712	990	—	—	—	—	12,702
Patrick D. Henneberry	9,150	990	—	—	—	—	10,140
H.P. Mechler	11,638	990	—	—	—	$1,425	14,053
Raylene M. Carter	5,708	990	—	$7,847	$3,448	—	17,994

	Fiscal 2009
Name	401(k) Match	Life Insurance	Tax Preparation	Relocation Cost	Tax Gross-Up on Relocation	Total
John C. Sheptor	$11,637	$1,008	—	—	—	$12,645
Louis T. Bolognini	11,152	1,008	—	$49,146	$12,999	74,305
Patrick D. Henneberry	6,912	1,008	—	—	—	7,920
H.P. Mechler	11,637	1,008	$1,691	—	—	14,336
Raylene M. Carter	1,423	413	—	32,556	17,067	51,459

Grants of Plan-Based Awards for Fiscal 2011

The following table sets forth certain information concerning annual incentive and Restricted Share awards granted during fiscal 2011.

			Estimated Possible Payouts Under Non Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Award: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John C. Sheptor			—	600,600	1,201,200
	01/03/11	(2)				31,826	31,826	31,826		420,421
	01/03/11	(3)							13,640	180,184
Louis T. Bolognini			—	154,336	308,672
	01/03/11	(2)				8,178	8,178	8,178		108,031
	01/03/11	(3)							3,505	46,301
Patrick D. Henneberry			—	184,207	368,413
	01/03/11	(2)				9,761	9,761	9,761		128,943
	01/03/11	(3)							4,183	55,257
H. P. Mechler			—	168,480	336,960
	01/03/11	(2)				8,928	8,928	8,928		117,939
	01/03/11	(3)							3,826	50,541
Raylene M. Carter			—	71,400	142,800
	01/03/11	(2)				4,414	4,414	4,414		58,309
	01/03/11	(3)							1,892	24,993
	01/03/11	(4)							3,000	39,630

(1)	The 2011 MIP established a corporate performance measure, as well as personal objectives weighted proportionately based on the position of the NEO. For the performance measure of the MIP, there is a threshold level below which no payments are made, a target level at which up to 100% of the target award is paid and a maximum level of performance at which up to 200% of the target award is paid, with interpolation between these percentages. The performance measure was EBITDA, with the threshold being $19 million of EBITDA. At achievement of EBITDA greater than $19 million and up to $23.75 million, incentives between 1% and 50% of target would be earned proportionately to the percentage by which EBITDA exceeds $19 million. At achievement of greater than $23.75 million and up to $28.5 million of EBITDA, incentives between 50% and 100% of target would be earned proportionately to the percentage by which EBITDA exceeds $23.75 million. At achievement of EBITDA greater than $28.5 million and up to $38 million, incentives between 100% and 200% of target would be earned proportionately to the percentage by which EBITDA exceeds $28.5 million. The MIP is described in detail in the Compensation Disclosure and Analysis.
(2)	Seventy percent of Restricted Share awards granted in January 2011 were granted as a three-year performance based award that vests at the end of fiscal 2013, subject to the Company achieving a Total Shareholder Return (TSR) for the three-year period ended September 30, 2013, equaling or exceeding the median TSR for its peer group. If the Company’s TSR for the three-year period is below the peer group median TSR, no shares will vest therefore, threshold, target and maximum number of shares are the same. The Restricted Share awards are described in detail in the Compensation Disclosure and Analysis.
(3)	Thirty percent of Restricted Share awards granted in January 2011 were granted as a time-based vesting award that vests over 34 months beginning at the end of fiscal 2011. The Restricted Share awards are described in detail in the Compensation Disclosure and Analysis.
(4)	In connection with her appointment as Vice President—Manufacturing, Ms. Carter was granted 3,000 shares of Restricted Shares which vest 40% on the second anniversary and 60% on the fourth anniversary of the grant date.

The amounts actually paid to each of the NEOs under the 2011 MIP are included in the Summary Compensation Table column “Non-Equity Incentive Plan Compensation.” The average of the high and low price of the common stock on January 3, 2011, the grant date for the Restricted Shares awards, was $13.21.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table sets forth certain information with respect to the NEOs concerning options and Restricted Share awards outstanding as of September 30, 2011.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
John C. Sheptor	—	—	—	—	75,915	488,893
Louis T. Bolognini	—	—	—	—	27,582	177,628
Patrick D. Henneberry	8,334	—	6.78	3/1/2015	22,507	144,945
H.P. Mechler	5,834	—	6.78	3/1/2015	20,454	131,724
Raylene M. Carter	—	—	—	—	13,126	84,531

Option Exercises and Stock Vested for Fiscal 2011

The following table sets forth certain information with respect to the NEOs concerning stock options exercised and Restricted Share that vested during fiscal 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
John C. Sheptor	—	—	121,608	1,306,281
Louis T. Bolognini	—	—	8,293	55,111
Patrick D. Henneberry	—	—	12,135	94,413
H.P. Mechler	—	—	11,696	75,611
Raylene M. Carter	—	—	2,486	16,528

(1)	Assumes all performance objectives in January 3, 2011 grant are met.

Pension Benefits

The Company has a Retirement Plan (the “Retirement Plan”), which is a tax qualified benefit plan covering non-union employees of the Company and its subsidiaries. The Company froze benefits under the Retirement Plan and benefit accruals and participation ceased under the Retirement Plan as of March 31, 2003. As a result, Mr. Mechler is the only NEO who participates in the Retirement Plan.

Annual benefits under the Retirement Plan are based on a five-year average of base pay plus bonuses. Benefits equal 1% of average compensation plus 0.5% of such compensation in excess of social security covered compensation per each of the first 35 years of service, with service measured through March 31, 2003. Mr. Mechler is subject to certain grandfathered provisions under the prior plan. Benefits are defined in terms of a five-year certain and life annuity; several other payment options are available to employees. The projected total annual benefits payable from the Retirement Plan to Mr. Mechler is $29,062. Messrs. Sheptor, Bolognini and Henneberry and Ms. Carter are not participants in the plan.

Potential Payments Upon Termination or Change of Control

As described under “Compensation Discussion and Analysis—Employment, Severance and Change of Control Agreements,” the Company has entered into employment, severance or change of control agreements with each of the NEOs and maintains a severance plan each that provide certain severance payments and benefits in connection with the termination of employment. The only payments due upon death, disability or retirement are to Mr. Mechler pursuant to the Retirement Plan, which was generally available to all non-union employees of the Company and its subsidiaries until benefits were frozen and benefit accruals and participation ceased as of March 31, 2003. The following table summarizes the potential payments to the NEOs upon termination and/or change of control assuming such events occurred on September 30, 2011.

Name	Compensation Components	Involuntary With Cause(2)	Involuntary Without Cause(2)(3)	Change of Control(4)	Change of Control With Termination (2)(4)(5)
John C. Sheptor (1)	Salary/Bonus	—	$1,201,200	—	$1,801,800
	Restricted Shares	—	—	$488,893	$488,893
	Benefit Continuation	—	$53,526	—	$53,526
	TOTAL	—	$1,254,726	488,893	$2,334,219
Louis T. Bolognini	Salary/Bonus	—	$308,672	—	$463,008
	Restricted Shares	—	—	$177,628	$177,628

	TOTAL	—	$308,672	177,628	$640,636
Patrick D. Henneberry	Salary/Bonus	—	$368,413	—	$552,620
	Restricted Shares	—	—	$144,945	$144,945

	TOTAL	—	$368,413	$144,945	$697,565
H.P. Mechler	Salary/Bonus	—	—	—	$505,440
	Restricted Shares	—	—	$131,724	$131,724

	TOTAL	—	—	$131,724	$637,164
Raylene M. Carter	Salary/Bonus	—	—	—	$238,000
	Restricted Shares	—	—	$84,531	$84,531

	TOTAL	—	—	$84,531	$322,531

(1)	Mr. Sheptor would receive reimbursement for premiums to continue health care coverage for himself and eligible dependents until the earlier of two years and the date he and his dependents became covered under similar plans of another employer upon involuntary termination without cause and change of control with termination. He would also receive outplacement assistance not to exceed $30,000 in the event of termination without cause and change of control with termination. Pursuant to our severance plan, with respect to our other NEOs, the Company covers the cost of the NEO’s continued coverage under our healthcare plans for a period of 12 months following involuntary termination, however the value of such benefits are not reflected in this table as such rights were established after the close of the 2011 fiscal year as a result of an amendment to the Company’s severance plan, as described in more detail in the “Compensation Discussion and Analysis.”
(2)	All NEOs receive salary through the month of termination/retirement and compensation for accrued and unused vacation days.
(3)	Upon involuntary termination without cause or resignation for good reason, Messrs. Sheptor, Bolognini and Henneberry are eligible for severance based on a multiple of annual base salary as follows: two times base salary for Mr. Sheptor plus a pro rata bonus for the year of termination and one times base salary for the others. Mr. Mechler and Ms. Carter are currently eligible to receive severance pursuant to the Company’s severance plan upon involuntary termination without cause equal to 100% of base salary and this table does not reflect such severance rights which were established after the close of the 2011 fiscal year as a result of an amendment to the Company’s severance plan, as described in more detail in the “Compensation Discussion and Analysis”.
(4)	All unvested Restricted Shares vest upon the occurrence of a change in control event.
(5)	Mr. Sheptor would receive 3 times his base annual salary plus a pro rata bonus for the year of termination if a change of control occurs and he is terminated without cause or resigns for good reason within 12 months of the change of control. Messrs. Henneberry, Mechler and Bolognini would receive 1.5 times their base annual salaries and Ms. Carter would receive 1 times her base annual salary if a change of control occurs and they are terminated without cause or resign for good reason within 18 months of the change in control.

DIRECTOR REMUNERATION

The chair of the Board of Directors receives an annual retainer of $90,000 and each other director who is not an officer or employee of the Company receives an annual retainer of $45,000. Directors are also paid $1,500 per Board meeting for each meeting attended after the tenth meeting of the fiscal year. In addition to cash compensation described above, each non-employee director receives an annual equity grant valued at $55,000, except for the non-executive chair who receives an annual equity grant valued at $110,000. These equity grants are made on the third business day following the release of the Company’s first fiscal quarter financial results, with the number of shares determined on the basis of the average of the high and low price of the Common Stock on the day of the grant. The equity issuances have historically been in the form of Restricted Share units which give the holder the right to receive one share of Common Stock on the prescribed settlement date. In accordance with their terms, shares of the Company’s Common Stock are issuable in settlement of Restricted Share units after service on the Board terminates or if earlier, upon a qualifying change in control event. The consummation of the Offer qualifies as a change in control event for purposes of such equity-based compensation awards, and accordingly, such awards shall be settled in connection with the consummation of the Offer and such as fully vested Common Shares. Upon the Effective Time of the Merger, each Common Share issued to the directors in settlement of such Restricted Share unit awards will be cancelled and converted into the right to receive the same per share price as the Offer Price, in cash, without interest in accordance with the terms of the Merger Agreement.

The chairs of the Audit and the Operational Safety Committees receive an additional $15,000 annual retainer, and the other members of those committees receive an additional $10,000 annual retainer. Members of the Audit and Operational Safety Committees are also paid $1,000 per committee meeting for each meeting attended after the eighth meeting of the fiscal year. The chairs of the Executive Compensation and the Nominating and Corporate Governance Committees receive an additional $10,000 annual retainer, and other members of those committees receive an additional $5,000 annual retainer. Members of the Executive Compensation and Nominating and Corporate Governance Committees are also paid $1,000 per committee meeting for each meeting attended after the eighth meeting of the fiscal year.

The chair and other member of the Operations Committee did not receive any additional annual retainers. Through February 18, 2011, the chair of the Operations Committee was paid $1,000 for each meeting attended and $3,500 for each visit to the Company’s facilities, and the other member of the Operations Committee was paid $500 for each meeting attended and $1,750 for each visit to the Company’s facilities. Effective February 19, 2011, the chair of the Operations Committee was paid $1,000 for each telephonic meeting and $3,500 for each in-person meeting or facility visit, and the other member of the Operations Committee was paid $500 for each telephonic meeting and $1,750 for each in-person meeting or facility visit. The Operations Committee was dissolved by the Board on February 2, 2012.

The co-chairs of the Special Investigative Committee formed in 2008 (which was dissolved by the Board on February 18, 2011) each received annual retainers of $25,000 and payments of $1,000 for each meeting attended after the fifth meeting of each fiscal year. The members of the Special Investigative Committee formed in 2011 each receive an annual retainer of $25,000 and payments of $1,000 for each meeting attended after the fifth meeting of each fiscal year.

All retainers are paid quarterly. The Company reimburses each director for travel expenses incurred in connection with their attendance at Board or committee meetings or other Company business meetings. Directors who are employees of the Company do not receive compensation for serving on the Board or its committees. The following table provides information on the Company’s compensation for non-employee directors for fiscal 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Total ($)
Gaylord O. Coan	83,500	54,993	—	138,493
James J. Gaffney	101,500	109,998	—	211,498
Yves-Andre Istel (3)	66,500	54,993	—	121,493
Ronald C. Kesselman (2)	96,000	54,993	—	150,993
David C. Moran	62,000	54,993	—	116,993
John E. Stokely (2)	141,500	54,993	—	196,493
John K. Sweeney	55,000	54,993	—	99,993

(1)	Amounts reflected in this column is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Each director except Mr. Gaffney was granted 4,805 Restricted Share units during fiscal 2011; Mr. Gaffney was granted 9,611 Restricted Share units during fiscal 2011. Restricted Share units outstanding as of September 30, 2011 were as follows: Mr. Gaffney, 30,636 units; Messrs. Coan, Istel, Moran and Sweeney, 13,518 units; and Messrs. Kesselman and Stokely, 19,881 units. Stock options outstanding as of September 30, 2011 were as follows: Mr. Gaffney, 1,667 options; Mr. Coan, 834 options; Mr. Istel, 2,876 options; Mr. Moran, 10,000; and Mr. Sweeney, 52,324 options.
(2)	Due to a clerical mistake, Messrs. Kesselman and Stokely were underpaid in fiscal year 2010 for their service on the Special Investigative Committee that was formed in 2008. The underpayment was corrected in fiscal year 2011, which payment is reflected in the table above.
(3)	Mr. Istel resigned from the Board effective December 5, 2011.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, the Executive Compensation Committee consisted of John K. Sweeney (Chairman), Gaylord O. Coan, James J. Gaffney and David C. Moran. There are no Compensation Committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Exchange Act.

Board of Directors Role in Risk Oversight

The Board of Directors is actively involved in oversight of risks that could affect the Company. The Board oversees its risk management responsibilities directly and through its committees. Specifically, the Board has responsibility for overseeing, reviewing and monitoring the Company’s overall risks and certain specific risks, and Board committees are also responsible for the oversight of specific risk areas relevant to their function. The oversight responsibility of the Board and its committees is enabled by an enterprise risk management process implemented by management that is designed to identify, assess, manage and mitigate risks. The Board satisfies its risk management oversight responsibility through reports by the committee chairs to the full Board regarding the respective committee’s risk oversight and other activities, as well as through regular reports to the Board or the appropriate committees from officers responsible for oversight and management of particular risks within the Company. Further, the Board is informed of developments that could affect the Company’s risk profile or other aspects of risks that could affect the Company. The Board believes its administration of its risk oversight function has not affected the Board’s leadership structure.

The Board of Directors, through its Executive Compensation Committee in consultation with its independent compensation consultant, reviewed the Company’s compensation practices, policies and programs for all employees. The Committee believes that the Company’s compensation practices, policies and programs represent an appropriate balance of short-term and long-term compensation and do not encourage employees to take unnecessary or excessive risks that are likely to have a material adverse effect on the Company.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed of three independent directors. The general objectives of the Audit Committee are to monitor (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements, (3) compliance by the Company with the internal control requirements as found in Section 404 of the Sarbanes-Oxley Act and (4) performance of the Company’s internal auditors and the independence and performance of the Company’s external auditors. The Audit Committee has adopted a policy that it must pre-approve all audit and non-audit services of the Company’s independent registered public accounting firm and has delegated to the chair the authority to approve non-audit services arising between Committee meetings. The Audit Committee met eight times in fiscal 2011. The specific duties of the Audit Committee are described in the Audit Committee Charter as adopted by the Board of Directors. The Company has adopted a Code of Ethics, which, along with the Audit Committee charter, are available free of charge on the Company’s web site located at www.imperialsugarinvestors.com. The Company’s Code of Ethics requires management to make annual reports to the Audit Committee. The Company’s management is primarily responsible for the Company’s financial statements and the quality and integrity of the reporting process. Deloitte & Touche LLP, the Company’s independent registered public accounting firm, is responsible for auditing those financial statements and for expressing an opinion on the conformity of the financial statements with generally accepted accounting principles in the United States. The Audit Committee is responsible for overseeing the financial reporting process on behalf of the Board of Directors and recommending to the Board of Directors that the Company’s financial statements be included in the Company’s Annual Report on Form 10-K.

The Company’s Board of Directors has determined that John E. Stokely is an “audit committee financial expert,” as defined by SEC Regulation S-K Item 407(d).

The Audit Committee took a number of steps in fulfilling its oversight responsibilities and making its recommendation for fiscal 2011. First, the Audit Committee has met and held discussions with Deloitte & Touche LLP, the Company’s independent registered public accounting firm for 2011, regarding those matters that Deloitte & Touche LLP communicated to the Audit Committee as required by Statement of Auditing Standards No. 114. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. Second, the Audit Committee discussed with Deloitte & Touche LLP their independence and received written disclosures and a letter from Deloitte & Touche LLP regarding independence as required by Independence Standards Board Standard No. 1. This discussion and disclosure assisted the Audit Committee in evaluating Deloitte & Touche LLP’s independence. Finally, the Audit Committee reviewed and discussed with Deloitte & Touche LLP (on some occasions with the Company’s management present and sometimes in private sessions) the Company’s audited financial statements. Based on discussions with Deloitte & Touche LLP concerning the audit, the independence discussions, the financial statement review and other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 for filing with the SEC.

Audit Committee

Gaylord O. Coan, Chair

Ronald C. Kesselman

John E. Stokely

RELATED PARTY TRANSACTIONS

Under the Company’s Code of Ethics, directors, officers and employees are to avoid situations that present a potential conflict between their personal interests and the interests of the Company. The Code requires that directors, officers and employees make a prompt disclosure in writing through Company reporting channels or to the Company’s legal department of any fact or circumstance that may involve an actual or potential conflict of interest as well as any information necessary to determine the existence or likely development of conflicts of interest. This specifically includes any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest. For transactions involving executive officers of the Company, the Senior Vice President, General Counsel and Corporate Secretary reviews the written disclosure described above with the Chairman of the Audit Committee and/or the Company’s Chief Executive Officer, and a determination is made whether to approve the transaction resulting in the conflict of interest or potential conflict of interest. The matter may be referred to the Company’s Board of Directors as circumstances require. If the transaction involves the Chief Executive Officer or a member of the Board of Directors, the matter is referred to the full Board of Directors for review and approval. In each case, the standard applied in approving the transaction is the best interests of the Company without regard to the interests of the individual employee, officer or director involved in the transaction. These procedures for reviewing and approving conflict of interest transactions are based on the Company’s past practice and are not in writing.

LEGAL PROCEEDINGS

For information about certain legal proceedings in which we are involved in or otherwise pending, see “Item 8(d), Additional Information to be Furnished—Litigation” of the Schedule 14D-9, which is incorporated herein by reference.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Company’s 2013 Annual Meeting of Shareholders, and otherwise eligible, must be received by the Company (at the address indicated on the first page of this Information Statement) no later than October 4, 2012 to be eligible for inclusion in the Company’s proxy material relating to that meeting. Additionally, the proxy solicited by the Board of Directors for the 2013 Annual Meeting of Shareholders will confer discretionary authority to vote on any shareholder proposal raised at the 2013 Annual Meeting of Shareholders that is not described in the proxy statement for that meeting unless the Company has received notice of the proposal on or before December 18, 2012. If the Merger and the other transactions contemplated by the Merger Agreement are successfully consummated, no Annual Meeting of Shareholders of the Company will be held in 2013.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

IMPERIAL SUGAR COMPANY

Dated: June 1, 2012

	By:	/s/ H.P. Mechler
	Name:	H.P. Mechler
	Title:	Senior Vice President and Chief Financial Officer